AURORA ACQUISITION CORP

20 North Audley Street

London W1K 6LX

United Kingdom

March 1, 2021

VIA EDGAR
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Mr. Tom Jones and Ms. Erin Purnell
Re:	Aurora Acquisition Corp.

Registration Statement on Form S-1

Filed February 26, 2021

CIK No. 0001835856

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-253106) of Aurora Acquisition Corp. (the “Registrant”) We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on March 3, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker & McKenzie LLP, by calling Steven Canner at (212) 626-4884.

Sincerely,

/s/ Arnaud Massenet

Arnaud Massenet

Chief Executive Officer

cc: Steven Canner, Baker & McKenzie LLP